O’Melveny & Myers LLP Two Embarcadero Center 28th Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0625190-00004

July 2, 2020

Ms. Tara Harkins

Ms. Jeanne Baker

Mr. David Lin, Esq.

Mr. Michael Clampitt, Esq.

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Harkins, Ms. Baker, Mr. Lin and Mr. Clampitt:

Nkarta, Inc. (File No. 333-239301)

Response to the Staff’s Comments on Registration Statement on Form S-1 Filed on June 19, 2020

On behalf of our client, Nkarta, Inc., a Delaware corporation (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 30, 2020 regarding the Company’s registration statement on Form S-1 filed via EDGAR to the Commission on June 19, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement.

Century City • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Registration Statement on Form S-1

Prospectus Summary, page 1

1.

In the first paragraph of page 2, your disclosure references the prospective “transfer of the NKX101 manufacturing process” to you. Please expand your disclosure to briefly describe such transfer, including any material terms thereof, as applicable.

The Company has revised its disclosure on pages 2, 97, 98-99 and 116 in response to the Staff’s comment.

The Company supplementally advises the Staff that there is no specific agreement needed to transfer the manufacturing process to the Company in the future and accordingly no material terms. As is common in the biotech industry, the Company currently uses a contract manufacturer to manufacture product candidates according to specifications provided by the Company based on technology owned or licensed by the Company. The Company expects that the transfer of the NKX101 manufacturing process would be implemented primarily by the Company, but may decide to request limited technical assistance pursuant to a separate work order at the time of transfer.

Summary Financial Data, page 10

2.

We note that you have presented pro forma balance sheets giving effect to the issuance of the second tranche of Series B convertible preferred stock as well as the conversion of all preferred stock. Please explain why you have not similarly updated your pro forma earnings per share calculations for the three months ended March 31, 2020 and the year ended December 31, 2019. In this regard, we note that for transactions involving the issuance of securities subsequent to the latest balance sheet presented, you should give pro forma effect to those shares as being outstanding as of the beginning of the earliest pro forma period presented. Please advise or revise.

The Company has revised its disclosure on pages 11-12 and 74-75 in response to the Staff’s comment.

Index to Financial Statements

Statement of Operations and Comprehensive Loss, page F-4

3.

With regard to your pro forma net loss per share, basic and diluted, and the related pro forma weighted average shares outstanding, basic and diluted, for the year ended December 31, 2019, please revise to include a note on how you determined these amounts.

The Company has revised its disclosure to remove all pro forma information on page F-4 in response to the Staff’s comment.

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If you have any questions regarding the Amended Registration Statement, please contact Eric Sibbitt by telephone at 415-984-8777 or via e-mail at esibbitt@omm.com, Sydney Ryan, by telephone at 415-984-8908 or via email at sryan@omm.com, or Frances D. Schulz, the audit engagement partner at Ernst & Young LLP, by telephone at 650-802-4510 or via email at fran.schulz@ey.com. Ernst & Young LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Eric Sibbitt

Enclosures

cc: Paul Hastings, President and Chief Executive Officer of the Company

Dr. Matthew Plunkett, Chief Financial Officer of the Company

Sydney Ryan, Esq., Associate, O’Melveny & Myers LLP

Frances D. Schulz, Partner, Ernst & Young LLP

Chris Forrester, Esq., Partner, Shearman & Sterling LLP

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